[redacted]

09042121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45123

SEC Mail Processing Section
AUG 27 2009
Washington, DC
122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/28/08 (MM/DD/YY) AND ENDING 06/26/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southwest Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Elm Street, Suite 3500
(No. and Street)

Dallas, Texas 75270
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Leventhal 214/859-1026
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

1717 Main Street, Suite 1500, Dallas, TX 75201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AP 9/17

OATH OR AFFIRMATION

I, James H. Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southwest Securities, Inc., as of June 26, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & Chief Executive Officer

Title

Notary Public

VILMA I. GALVAN
Notary Public, State of Texas
My Commission Expires
February 17, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Report of Independent Registered Public Accounting Firm

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-9436
T 214.561.2300
F 214.561.2370
www.GrantThornton.com

Board of Directors and Stockholder
Southwest Securities, Inc.

We have audited the accompanying statement of financial condition of Southwest Securities, Inc., (the "Company", a Delaware corporation and a wholly owned subsidiary of SWS Group, Inc.) as of June 26, 2009, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southwest Securities, Inc. as of June 26, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas
August 19, 2009

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Statement of Financial Condition
June 26, 2009

(dollars in thousands, except par and redemption values)

Assets		
Cash	$	5,876
Assets segregated for regulatory purposes		313,153
Receivable from brokers, dealers and clearing organizations		1,892,864
Receivable from clients		158,032
Securities owned, at market value		173,800
Securities purchased under agreements to resell		21,622
Fixed assets, at cost, less accumulated depreciation of $28,713		11,185
Goodwill		7,552
Intangible, net of accumulated amortization of $3,326		1,734
Other assets (including $13,739 due from affiliates)		41,642
Total assets	$	2,627,460
Liabilities and Stockholder's Equity		
Short-term borrowings	$	10,000
Payable to brokers, dealers, and clearing organizations		1,853,536
Payable to clients		426,600
Drafts payable		27,457
Securities sold, not yet purchased, at market value		53,236
Securities sold under agreements to repurchase		4,462
Accrued expenses and other liabilities (including $106 due to affiliates)		50,273
		2,425,564
Stockholder's equity:		
Series A preferred stock, $20 par value, $1,000 redemption value; authorized 100,000 shares; no shares issued and outstanding		-
Class A voting common stock of $1 par value; authorized 10,000 shares; issued and outstanding 2,820 shares		3
Class B nonvoting common stock of $1 par value; authorized 10,000 shares; none issued		-
Additional paid-in capital		32,340
Retained earnings		169,553
		201,896
Total liabilities and stockholder's equity	$	2,627,460

The accompanying notes are an integral part of this financial statement.

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Statement of Operations
Year Ended June 26, 2009

(dollars in thousands)

Revenues:		
Net revenues from clearing operations	$	12,513
Commissions		138,865
Interest		128,188
Investment banking, advisory and administrative fees		36,877
Net gains on principal transactions		32,227
Other		8,829
Total revenue		357,499
Expenses:		
Commissions and other employee compensation		170,421
Interest		86,036
Occupancy, equipment and computer service costs		22,483
Communications		10,239
Floor brokerage and clearing organization charges		3,238
Advertising and promotional		3,720
Legal		2,589
Other		14,475
		313,201
Income before income tax expense		44,298
Income tax expense		15,994
Net income	$	28,304

The accompanying notes are an integral part of this financial statement.

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Statement of Stockholder's Equity
Year Ended June 26, 2009

(dollars in thousands)	Series A Preferred Stock		Class A Voting Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount			
Balance at June 27, 2008	-	$ -	2,820	$ 3	$ 32,340	$ 166,249	$ 198,592
Net income	-	-	-	-	-	28,304	28,304
Cash dividend paid to parent	-	-	-	-	-	(25,000)	(25,000)
Balance at June 26, 2009	-	$ -	2,820	$ 3	$ 32,340	$ 169,553	$ 201,896

The accompanying notes are an integral part of this financial statement.

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Statement of Cash Flows
Year Ended June 26, 2009

(dollars in thousands)

Cash flows from operating activities:		
Net income	$	28,304
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit		(1,337)
Depreciation and amortization		3,815
Provision for doubtful accounts		960
Loss on sale of fixed assets		19
Changes in operating assets and liabilities:		
Assets segregated for regulatory purposes		9,297
Brokers, dealers and clearing organizations accounts, net		13,406
Client accounts, net		(10,303)
Securities owned		9,708
Securities purchased under agreements to resell		(11,760)
Other assets		578
Drafts payable		7,800
Securities sold, not yet purchased		26,731
Accrued expenses and other liabilities		13,372
Net cash provided by operating activities		90,590
Cash flows from investing activities:		
Proceeds from the sale of fixed assets		69
Purchase of fixed assets		(4,840)
Net cash used in investing activities		(4,771)
Cash flows from financing activities:		
Payment of cash dividend to Parent		(25,000)
Payments on short-term borrowings		(1,703,800)
Cash proceeds on short-term borrowings		1,638,300
Payments on securities sold under agreements to repurchase, net		(1,880)
Net cash used in financing activities		(92,380)
Net change in cash		(6,561)
Cash at beginning of year		12,437
Cash at end of year	$	5,876
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	87,805
Cash paid for taxes	$	10,482

The accompanying notes are an integral part of this financial statement.

(dollars in thousands, except par and redemption values)

1. Organization

Southwest Securities, Inc. ("Company"), a wholly owned subsidiary of SWS Group, Inc. ("Parent"), is a registered broker/dealer in securities under the Securities Exchange Act of 1934 ("Act").

The annual financial statements are prepared as of the close of business on the last Friday of June. Accordingly, the fiscal year for 2009 ended on June 26, 2009.

Pursuant to the Securities and Exchange Commission's ("SEC") Rule 11(a) of the Act, over 50% of the Company's revenues are comprised of Section 11(a) items, indicating the Company is primarily engaged in trading on behalf of customers.

2. Summary of Significant Accounting Policies

Securities Transactions

Proprietary securities transactions are recorded on trade date, as if they had settled. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, based on quoted market prices, and securities not readily marketable are valued at fair value as determined by management. The increase or decrease in net unrealized appreciation or depreciation of securities owned is credited or charged to operations and is included in net gains on principal transactions in the statement of operations.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Fixed Assets and Depreciation

Fixed assets are comprised of automobiles ($65), furniture, equipment ($28,463) and leasehold improvements ($11,370) which are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets (3 to 14 years). Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to expense in the period incurred.

Amortization

The Company has recorded a customer relationship intangible which is being amortized over a five year period at a rate based on the estimated future economic benefit of the customer relationships.

Goodwill

The Company accounts for goodwill under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, *"Goodwill and Other Intangible Assets."* The Company performed its annual assessment of the fair value of goodwill during fiscal 2009 as required by SFAS No. 142,

and based on the results of the assessment, the goodwill balance was not impaired. The Company bases its assessment of the fair value of the Company's business units with goodwill, clearing and institutional brokerage, on a weighted average of a discounted cash flow model estimate of fair value and a market multiple approach to fair value.

Resale and Repurchase Agreements
Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities Lending Activities
Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Investment Banking
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Drafts Payable
In the normal course of business, the Company uses drafts to make payments relating to its brokerage transactions. These drafts are presented for payment through an unaffiliated bank and are sent to the Company daily for review and acceptance. Upon acceptance, the drafts are paid and charged against cash.

Cash Flow Reporting
For purposes of the statement of cash flows, the Company considers cash to include cash on hand and in depository accounts. In addition, highly liquid debt instruments purchased with original maturities of three months or less, when acquired, are considered to be cash equivalents. The Federal Deposit Insurance Corporation ("FDIC") insures accounts up to $250. At June 26, 2009, the cash balances exceeded the federally insured limit by $3,596. However, this at risk amount is subject to fluctuation on a daily basis and management does not believe there is significant risk with respect to such deposits.

(dollars in thousands, except par and redemption values)

Assets segregated for regulatory purposes are not included as cash equivalents for purposes of the statement of cash flows because such assets are segregated for the benefit of customers only.

Federal Income Taxes

The Company files a consolidated Federal income tax return with its Parent. For purposes of these financial statements, current income taxes are computed as if the Company filed a separate entity income tax return.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In July 2006, the FASB issued FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes-an Interpretation of FASB statement 109*," ("FIN 48") with respect to all income tax positions accounted for under SFAS No.109, "*Accounting for Income Taxes.*" As required by FASB standards, SWS addresses the recognition, measurement, accrual of interest and penalties, balance sheet classification and disclosure of uncertain tax positions. At June 26, 2009, the Company had approximately $1,404 of unrecognized tax benefits.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

Balance at June 27, 2008	$	1,278
Increases as a result of tax positions taken during prior years		188
Increases as a result of tax positions taken during the current period		613
Decreases as a result of lapse of applicable statute of limitations		(540)
Decreases as a result of tax positions taken during prior years		(40)
Decreases as a result of tax positions taken during the current period		(95)
Balance at June 26, 2009	$	1,404

While the Company expects that the net liability for uncertain positions will change during the next twelve months, the Company does not believe that the change will have a significant impact on its financial position or results of operations.

The Company recognizes interest and penalties on income taxes in income tax expense. Included in the net liability is accrued interest and penalties of $171, net of federal benefit. During the year ended June 26, 2009, the Company recognized $6, net of federal benefit, in interest and penalties in income tax expense. The total amount of unrecognized income tax benefits that, if recognized, would reduce income tax expense is approximately $1,233, net of federal benefit.

With limited exception, SWS is no longer subject to the U.S. Federal, state or local tax audits by taxing authorities for years preceding 2004. The Federal income tax return for the year ended December 31, 2006 is currently under examination by the Internal Revenue Service.

(dollars in thousands, except par and redemption values)

Fair Value of Financial Instruments
Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature, approximate current fair value.

The Company adopted FASB Statement of Financial Accounting Standards ("SFAS") No. 157, "*Fair Value Measurement*," effective June 28, 2008, with the exception of non-financial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), which was delayed by FASB Staff Position No. FAS 157-2 and will be effective beginning June 27, 2009. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. In October 2008, the Company adopted FASB Staff Position No. FAS 157-3, "*Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.*" This staff position clarifies the application of SFAS No. 157 in an inactive market. This statement did not reinterpret or change SFAS No. 157's existing principles but is intended to enhance comparability and consistency. In March 2009, the Company early adopted FASB Staff Position No. FAS 157-4, "*Determining Fair Value When the Volume and Level of Activity of the Asset or Liability Have Significantly Increased and Identifying Transactions That Are Not Orderly.*" Both of these staff positions were used in our evaluation of fair value under SFAS No. 157. These staff positions provide additional guidance for estimating fair values in accordance with SFAS No. 157, in an inactive market or where price inputs being used represent a distressed market. These staff positions also reaffirmed the objective of SFAS No. 157, which is to reflect an exit price for an asset in an orderly transaction (as opposed to a distressed or forced transaction) between market participants at the measurement date and under current market conditions. There was no effect on the financial statements due to the adoption of these staff positions.

Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. The standard describes three levels of inputs that may be used to measure fair value:

- Level 1 — Quoted prices in an active market for identical assets or liabilities. Assets and liabilities utilizing Level 1 inputs include the Company's 15c3-3 assets and certain inventories held in our securities owned and securities sold, not yet purchased portfolio. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily available.

- Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Assets and liabilities utilizing Level 2 inputs include certain inventories held in our securities owned and securities sold, not yet purchased portfolio. These financial instruments are valued by quoted prices that are less frequent than those in active markets or by models

that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying assumptions.

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. Assets and liabilities utilizing Level 3 inputs include certain inventories held in our securities owned portfolio. These financial instruments have significant inputs that cannot be validated by readily determinable market data and generally involve considerable judgment by management.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Assets Segregated for Regulatory Purposes. Because quoted market prices are available in an active market, these securities are classified within Level 1 of the valuation hierarchy. These securities include government guaranteed bonds purchased under the Temporary Liquidity Guarantee Program ("TLGP").

Securities Owned and Securities Sold, Not Yet Purchased Portfolio. Securities classified as Level 1 securities primarily consist of financial instruments whose value is based on quoted market prices such as corporate equity securities and U.S. government obligations.

Securities classified as Level 2 securities include financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including time value, yield curve, volatility factors, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Securities in this category include corporate debt, certain U.S. government and government agency obligations and municipal obligations.

Securities classified as Level 3 securities are securities whose fair value is estimated based on internally developed models or methodologies, including discounted cash flow, utilizing significant inputs that are generally less readily observable. Included in this category are certain corporate equity securities and municipal debt.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(dollars in thousands, except par and redemption values)

3. Assets Segregated For Regulatory Purposes

At June 26, 2009, SWS held TLGP bonds with a market value of $15,916 and cash of $297,237 segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 pursuant to the Exchange Act. SWS had no positions in special reserve bank accounts for the Proprietary Accounts of Introducing Brokers ("PAIB") at June 26, 2009.

4. Receivable From and Payable to Brokers, Dealers and Clearing Organizations

At June 26, 2009, the Company had receivable from and payable to brokers, dealers and clearing organizations related to the following:

Receivable:		
Securities failed to deliver	$	13,446
Securities borrowed		1,816,657
Correspondent broker/dealers		22,069
Clearing organizations		24,044
Other		16,648
	$	1,892,864
Payable:		
Securities failed to receive	$	13,762
Securities loaned		1,777,942
Correspondent broker/dealers		13,722
Other		48,110
	$	1,853,536

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received subsequent to settlement date.

The Company clears securities transactions for correspondent broker/dealers. Proprietary settled principal securities and related transactions for these correspondents are included in the receivable from and payable to brokers, dealers and clearing organizations. The Company holds collateral for the receivables from correspondents.

The Company participates in the securities borrowing and lending business by borrowing and lending securities other than those of its clients. Securities borrowed and loaned represent deposits made to or received from other broker/dealers relating to these transactions. These deposits approximate the market value of the underlying securities. All open positions are adjusted to market values daily. The Company obtains or releases collateral as prices of the underlying securities fluctuate. The Company has received collateral of approximately $1,815,518 under securities lending agreements, of which the Company has repledged approximately $1,769,499 at June 26, 2009.

(dollars in thousands, except par and redemption values)

5. Receivable From and Payable to Clients

Receivable from and payable to clients include amounts due on cash and margin transactions. Included in these amounts are receivable from and payable to noncustomers (as defined by Rule 15c3-3 pursuant to the Act, principally officers, directors and related accounts), which aggregated approximately $693 and $1,463, respectively, at June 26, 2009. Securities accounts of noncustomers are subject to the same terms and regulations as those of customers. Securities owned by customers and noncustomers that collateralize the receivables are not reflected in the accompanying financial statements.

The Company pledges client securities as collateral in conjunction with the Company's securities lending activities. At June 26, 2009, the Company has approximately $195,983 of client securities under customer margin loans that are available to be pledged, of which the Company has repledged approximately $8,381 under securities loan agreements.

The Company pays interest on certain customer "free credit" balances available for reinvestment. The aggregate balance of such funds was approximately $379,238 at June 26, 2009. During fiscal year 2009, the interest rates paid on these balances ranged from 0.1% to 1.3%. While the Company pays interest on these funds at varying rates, the rate paid at June 26, 2009 was 0.15%. The weighted average interest rate paid during fiscal 2009 was 0.56%.

The Company maintains an allowance for doubtful accounts of $506 which represents amounts, in the judgment of management, that are necessary to adequately absorb losses from known and inherent risks in receivables from customers. Provisions made to this allowance are charged to operations. At June 26, 2009, all unsecured customer receivables had been provided for in this allowance.

6. Securities Owned and Securities Sold, not yet Purchased

At June 26, 2009, securities owned and securities sold, not yet purchased, both of which are carried at market value, included the following:

Securities owned:		
U.S. government and government agency obligations	$	24,824
Municipal obligations		90,923
Corporate equity securities		8,695
Corporate obligations		39,735
Other		9,623
	$	173,800

Securities sold, not yet purchased:		
U.S. government and government agency obligations	$	28,584
Municipal obligations		112
Corporate equity securities		476
Corporate obligations		23,247
Other		817
	$	53,236

Certain of the above securities have been pledged to secure short-term borrowings and as security deposits at clearing organizations for the Company's clearing business. These pledged securities amounted to approximately $2,998 at June 26, 2009.

7. Fair Value of Financial Instruments

The following table summarizes by level within the fair value hierarchy "Assets segregated for regulatory purposes," "Securities owned, at market value" and "Securities sold, not yet purchased, at market value" as of June 26, 2009: *(in thousands)*

	Level 1	Level 2	Level 3	Total
Assets segregated for regulatory purposes				
U.S. government guaranteed obligations	$ 15,916	$ -	$ -	$ 15,916
	$ 15,916	$ -	$ -	$ 15,916
Securities owned, at market value				
Corporate equity securities	$ 6,991	$ -	$ 1,704	$ 8,695
Municipal obligations	-	67,048	23,875	90,923
U.S. government and government agency obligations	19,309	5,515	-	24,824
Corporate obligations	-	39,735	-	39,735
Other	237	9,386	-	9,623
	$ 26,537	$ 121,684	$ 25,579	$ 173,800
Securities sold, not yet purchased, at market value				
Corporate equity securities	$ 476	$ -	$ -	$ 476
Municipal obligations	-	112	-	112
U.S. government and government agency obligations	28,444	140	-	28,584
Corporate obligations	-	23,247	-	23,247
Other	-	817	-	817
	$ 28,920	$ 24,316	$ -	$ 53,236

The following table provides a reconciliation of the beginning and ending balances for the major classes of assets measured at fair value using significant unobservable inputs (Level 3):

(in thousands)	Corporate Equity Securities	Municipal Obligations	Total
Beginning balance at June 28, 2008	$ 1,175	$ 46,400	$ 47,575
Unrealized gains (losses)	(6)	-	(6)
Realized gains (losses)	-	17	17
Transfers from/(to) other levels	10	(14,649)	(14,639)
Purchases, issuances, and settlements	525	(7,893)	(7,368)
Ending balance at June 26, 2009	$ 1,704	$ 23,875	$ 25,579

Changes in unrealized gains (losses) and realized gains (losses) for corporate and municipal obligations and corporate equity securities are presented in "Net gains on principal transactions" on the Statement of Operations.

The total unrealized losses for the twelve-month period ended June 26, 2009 included in earnings that related to assets still held at June 26, 2009 were $6, respectively.

8. Securities Purchased Under Agreements to Resell

Transactions involving purchases of securities under agreement to resell ("reverse repurchase agreements") are accounted for as collateralized financings except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. At June 26, 2009, the Company held reverse repurchase agreements totaling $21,622, collateralized by U.S. government and government agency obligations with a market value of approximately $21,628.

9. Intangible Assets

On March 22, 2006, the Company entered into an agreement with TD Ameritrade Holding Corporation, ("Ameritrade") to transfer its correspondent clearing clients to the Company. This transaction closed in July 2006. $2,382 of the maximum agreed upon purchase price of $5,800 was paid upon closing with the remainder to be paid on the one year anniversary of the closing date. The Company paid an additional $2,678, in July 2007 under the terms of the agreement. As a result of these transactions, the Company recorded a customer relationship intangible of $5,060 at July 27, 2007. The intangible asset is being amortized over a five year period at a rate based on the estimated future economic benefit of the customer relationships. The Company has recognized approximately $1,130 of amortization expense in fiscal 2009. The intangible is included in Other Assets on the Statement of Financial Condition. The Company's estimated Amortization Expense for the next 3 years is as follows:

Fiscal 2010	$ 943
Fiscal 2011	785
Fiscal 2012	6
	$ 1,734

(dollars in thousands, except par and redemption values)

The Company performed an asset impairment analysis of the intangible asset during fiscal 2009, and based on its analysis, the Company's intangible balance was not impaired.

10. Short-Term Borrowings

The Company has credit arrangements with commercial banks, which include broker loan lines up to $300,000 at June 26, 2009. These lines of credit are used primarily to finance securities owned, securities held for correspondent broker/dealer accounts and receivables in customers' margin accounts. These lines may also be used to release pledged collateral against day loans. These credit arrangements are provided on an "as offered" basis and are not committed lines of credit. These arrangements can be terminated at any time by the lender. Any outstanding balances under these credit arrangements are due on demand and bear interest at rates indexed to the federal funds rate (0.25% at June 26, 2009). At June 26, 2009, the amount outstanding under these secured arrangements was $10,000, which was collateralized by securities held for firm accounts valued at $82,615.

Additionally, the Company has an irrevocable letter of credit agreement aggregating $42,000 at June 26, 2009, pledged to support its open option positions with an options clearing organization. The letter of credit bears interest at the broker call rate, if drawn, and is renewable semi-annually. This letter of credit is fully collateralized by marketable securities held in customers' and noncustomers' margin accounts with values of approximately $59,428 at June 26, 2009.

The Company has unsecured letters of credit agreements aggregating $250 at June 26, 2009, pledged to support its open positions with securities clearing organizations. The unsecured letters of credit bear a 1% commitment fee and are renewable semi-annually.

The Company has an additional $500 outstanding under an unsecured letter of credit at June 26, 2009, pledged to support its underwriting activities, which bears a 1% commitment and is renewable annually at the Company's option.

In addition, the Company has an unsecured line of credit aggregating $10,000 that is due on demand and bears interest at rates indexed to the federal funds rate. This credit arrangement is provided on an "as offered" basis and is not a committed line of credit. The total amount of borrowings available under this line of credit is reduced by the amount outstanding on the line and under the unsecured letters of credit at the time of borrowing. At June 26, 2009, there was no amount outstanding on this unsecured line of credit other than the $750 under unsecured letters of credit, referenced above. At June 26, 2009, the total amount available for borrowing was $9,250.

11. Securities Sold Under Agreements to Repurchase

Securities sold under repurchase agreements, which are secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis. Securities sold under repurchase agreements at June 26, 2009 was $4,462.

(dollars in thousands, except par and redemption values)

12. Income Taxes

Income tax expense for the fiscal year ended June 26, 2009, (effective rate of 36.1%) differs from the amount that would otherwise have been calculated by applying the U.S. Federal corporate tax rate (35%) to income before income taxes and is comprised of the following:

Income tax expense at the statutory rate	$	15,504
Tax-exempt interest		(990)
Non-deductible meals and entertainment expenses		258
State income taxes, net of federal tax benefit		1,637
Other, net		(415)
	$	15,994

Income taxes as set forth in the statement of operations consist of the following components:

Current		
Federal	$	14,843
State		2,488
		17,331
Deferred		
Federal	$	(1,133)
State		(204)
		(1,337)
Total income tax expense	$	15,994

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 26, 2009 are presented below:

Deferred tax assets:		
Accrued expenses	$	7,292
Other		1,142
Total gross deferred tax asset		8,434
Deferred tax liabilities:		
Fixed assets		(970)
Net deferred tax asset included in other assets	$	7,464

As a result of the Company's history of taxable income and the nature of the items from which deferred tax assets are derived, management believes that it is more likely than not that the Company will realize the benefit of the deferred tax assets.

The current income tax payable at June 26, 2009 was $3,647.

(dollars in thousands, except par and redemption values)

13. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that it maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $1,000 or 2% of aggregate debit balances, as defined in Rule 15c3-3 pursuant to the Act. At June 26, 2009, the Company had net capital of approximately $112,951 which is approximately $108,466 in excess of its minimum net capital requirement of approximately $4,485 at that date. Additionally, the net capital rule of the NYSE provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debit items. At June 26, 2009, the Company had net capital of approximately $101,737 in excess of 5% of aggregate debit items.

14. Affiliate Transactions

The Company clears all customer transactions for SWS Financial Services, Inc. ("SWSFS"), an affiliate. Based on an agreement with this entity, the Company receives a fee for clearing SWSFS trades. The net amount of fees received by the Company for clearing trades for this entity was approximately $979 during fiscal year 2009. The Company also provides all accounting, administrative services, management services and office facilities to SWSFS in accordance with an expense sharing agreement. Additionally, the Company collects all revenues and pays all expenses on behalf of SWSFS.

The Company received from the bank affiliate, Southwest Securities, FSB, a maintenance fee of $1,418 on bank insured funds.

The Company, as clearing broker for its affiliate, has the right to charge customer losses back to the affiliate.

The company received insurance fees from an affiliate of $4,045 for the fiscal year ended June 26, 2009.

15. Employee Benefits

The Company has a defined contribution profit sharing/401(k) plan covering substantially all employees. Employer provided profit sharing benefits become fully vested after six years of service by the participant. Profit sharing contributions to the plan are accrued and funded at the Company's discretion. There were profit sharing contributions of $354 for the year ended June 26, 2009. The Company provides a match of up to 4% of eligible compensation in the 401(k) portion of the plan. The Company's matching contributions vest immediately and the expense totaled approximately $2,943 for the year ended June 26, 2009.

On November 12, 2003, the stockholders of the Parent approved the adoption of the SWS Group, Inc. 2003 Restricted Stock Plan ("Restricted Stock Plan"). In November 2007, the stockholders of the Parent approved an amendment to the plan to increase the number of shares available under the plan by 500,000. The Restricted Stock Plan allows for awards of up to 1,250,000 shares of the Parent's common stock to the Parent's directors, officers and employees including the Company's

(dollars in thousands, except par and redemption values)

officers and employees. No more than 300,000 of the authorized shares may be newly issued shares of common stock. The Restricted Stock Plan terminates on August 21, 2013. The vesting period is determined on an individualized basis by the Parent's Compensation Committee of the Board of Directors. In general, restricted stock granted to employees under the Restricted Stock Plan vests prorata over a three year period. For the year ended June 26, 2009, the Parent has recognized compensation expense of approximately $1,750 for all restricted stock granted to the Company's employees.

16. Commitments and Contingencies

The Company leases its offices and certain equipment under noncancelable operating lease agreements. Rental expense relating to the facilities and equipment leases for fiscal year 2009 aggregated approximately $7,929.

At June 26, 2009 the future rental payments for the noncancelable operating leases for each of the following five fiscal years and thereafter follows:

2010	$	5,196
2011		4,444
2012		3,766
2013		2,826
2014		1,805
Thereafter		1,963
	$	20,000

Through its participation in underwritings, both corporate and municipal, the Company could expose itself to material risk since the possibility exists that securities that the Company has committed to purchase cannot be sold at the initial offering price. Federal and state securities laws and regulations also affect the activities of underwriters and impose substantial potential liabilities for violations in connection with sales of securities by underwriters to the public. There were no open commitments for underwritings at June 26, 2009.

In the general course of its brokerage business and the business of clearing for other brokerage firms, the Company has been named as a defendant in various lawsuits and arbitration proceedings. These claims allege violation of Federal and state securities laws. Management believes that resolution of these claims will not result in any material adverse effect on the Company's financial position or results of operations. Included in accrued expenses and other liabilities is $1,051 for such claims.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual indemnifications and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company is a member of an exchange and multiple clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchange and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the financial statements for these arrangements.

17. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company engages in activities involving the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligation. Such risks may be increased by volatile trading markets.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company seeks to control the risks associated with its customers' activities, including customer accounts of its correspondents for which it provides clearing services, by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The required margin levels are monitored daily and, pursuant to such guidelines, customers are required to deposit additional collateral or to reduce positions when necessary.

A portion of the Company's customer activity involves short sales and the writing of option contracts. Such transactions may require the Company to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

At times, the Company lends money using reverse repurchase agreements. All positions are collateralized by U.S. government or U.S. government agency securities. Such transactions may expose the Company to off-balance-sheet risk in the event such borrowers do not repay the loans and the value of collateral held is less than that of the underlying receivable. These agreements provide the Company with the right to maintain the relationship between market value of the collateral and the receivable.

The Company arranges secured financing by pledging securities owned and unpaid customer securities for short-term borrowings to satisfy margin deposits of clearing organizations. The Company also actively participates in the borrowing and lending of securities. In the event the counterparty in these and other securities loaned transactions is unable to return such securities pledged or borrowed or to repay the deposit placed with them, the Company may be exposed to the risks of acquiring the securities at prevailing market prices or holding collateral possessing a market value less than that of the related pledged securities. The Company seeks to control the risks by monitoring the market value of securities pledged and requiring adjustments of collateral levels where necessary.

(dollars in thousands, except par and redemption values)

18. Preferred Stock

On October 17, 1997, the Company's Board of Directors ("Board") authorized 100,000 shares of preferred stock. Simultaneously, the Board designated 5,000 shares of the authorized preferred stock as Series A Preferred Stock. Up to 50 shares of the Series A Preferred Stock, which has a par value of $20, can be issued to each of up to 100 qualified participants. Qualified participants are broker/dealers registered under the Act who clear their proprietary transactions through the Company and who represent that they are subject to net capital rules of the SEC and other self-regulatory organizations to which such broker/dealers report. The Series A Preferred Stock is nonvoting and nonconvertible to common stock, and it is entitled to noncumulative cash dividends when, as and if declared by the Board. The Series A Preferred Stock is redeemable at any time by the Company at a redemption price of $1,000 per share.

19. PAIB Reserve Requirements

The Company performs calculations of Proprietary Accounts of Introducing Brokers ("PAIB") reserve requirements. At June 26, 2009, the Company did not have a PAIB reserve requirement and has no amount on deposit.

20. Subsequent Events

Management has reviewed events occurring through August 19, 2009, the date the financial statements were issued. No subsequent events occurred which would require disclosure.

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and Regulation 1.17 of the Commodity Futures Trading Commission

(dollars in thousands)

Total stockholders' equity from statement of financial condition		$ 201,896
Add liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		201,896
Deductions and /or charges:		
Receivable from affiliates	$ (13,739)	
Fixed assets, net	(11,185)	
Other nonallowable assets	(42,052)	
Aged fails to deliver	(352)	
Aged short security differences	(21)	
Other deductions and/or charges	(6,652)	(74,001)
Net capital before haircuts on securities positions		127,895
Haircuts on securities positions		(14,944)
Net Capital		112,951
Net capital requirement:		
Greater of 2% of aggregate debit items as shown in computation of special reserve requirement on Schedule II ($224,278 x 2% = $4,485) or $1,000		4,485
Excess net capital		$ 108,466
Net capital in excess of the greater of 5% of aggregate debit items or $1,200		$ 101,737

Note: The above computation does not differ materially from the computation of net capital prepared by the Company as of June 26, 2009 and filed with the Financial Industry Regulatory Authority on July 15, 2009.

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934

(dollars in thousands)

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	452,982
Monies borrowed collateralized by securities carried for the accounts of customers		344
Monies payable against customers' securities loaned		8,443
Customers' securities failed to receive		13,282
Credit balances in firm accounts which are attributable to principal sales to customers		1,639
Market value of short securities and credits in all suspense accounts over 7 calendar days		16
Transfers in excess of 40 calendar days		1
Other		39,335
Total credits		516,042
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection		154,358
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		22,260
Failed to deliver of customers' securities not older than 30 calendar days		8,667
Margin required and on deposit with the Options Clearing Corporation for all option contracts with or purchased in customer accounts		38,993
Total debits		224,278
Less 3% haircut		(6,728)
Total debits		217,550
Excess of total credits over total debits	$	298,492
Reserve requirement at June 26, 2009:		
Amount of securities held in "Reserve Bank Accounts" at June 26, 2009	$	313,153
Deposit made within required time frames of qualified securities		900
Amount of securities held in "Reserve Bank Accounts"	$	314,053

Note: The above computation does not differ materially from the computation of special reserve requirement prepared by the Company as of June 26, 2009 and filed with the Financial Industry Regulatory Authority on July 15, 2009.

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Schedule III – Information for Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934

State the market valuation and the number of items of:

1. Customers fully paid securities and excess margin securities not in the respondent's possession or control as of June 26, 2009 for which instructions to reduce to possession or control had been issued as of June 26, 2009 but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3

(dollars in thousands)

Number of items	13
Market value	$ 145

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of June 26, 2009 excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3

(dollars in thousands)

Number of items	-
Market value	$ -

Grant Thornton

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-9436
T 214.561.2300
F 214.561.2370
www.GrantThornton.com

Board of Directors and Stockholder
Southwest Securities, Inc.

In planning and performing our audit of the financial statements of Southwest Securities, Inc. (the "Company", a Delaware corporation and a wholly owned subsidiary of SWS Group, Inc.) for the year ended June 26, 2009, in accordance with auditing standards generally accepted in the United States of America and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and Regulation 1.16 of the Commodity Futures Trading Commission (CFTC) (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

5. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Because the Company does not carry commodity accounts for customers or perform custodial functions relating to customer's commodity accounts, we did not review the practices and procedures followed by the Company in the following:

1. Making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

2. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 26, 2009, to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, the National Futures Association and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Dallas, Texas
August 19, 2009

Southwest Securities, Inc.

(A Subsidiary of SWS Group, Inc.)

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Commission For the Year Ended June 26, 2009 With Report of Independent Registered Public Accounting Firm

Grant Thornton

Grant Thornton

Grant Thornton

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667
T 214.561.2300
F 214.561.2370
www.GrantThornton.com

To the Board of Directors
Southwest Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation and Determination of SIPC Net Operating Revenues and General Assessment on Form SIPC-7T to the Securities Investor Protection Corporation (SIPC) for the quarter ended June 26, 2009, which were agreed to by Southwest Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the Company's unaudited Form X-17A-5 for the quarter ended June 26, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to June 26, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the information in Form SIPC-7T or compliance with the instructions of Form SIPC-7T. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Dallas, Texas
August 20, 2009

SOUTHWEST SECURITIES, INC.

Schedule of Assessment and Payments to the
Securities Investor Protection Corporation

For the year ended June 26, 2009

Date Paid	Amount Paid
February 3, 2009	$ 150
August 20, 2009	165,402
	$165,552